Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

November 4, 2008

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Press Release (dated October 2, 2008)
- Brief Statement of Interim Financial Results and Forecast for the Fiscal Year Ending March 2008 (dated October 30, 2008)
- Notice of Financial Forecast Modifications (dated October 30, 2008)
- Notice of Dividend and Dividend Forecast Modifications (dated October 30, 2008)
- Financial Results Briefing: Supplementary Information (dated October 31, 2008)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

October 2nd, 2008
Nintendo Co., Ltd.

To Whom It May Concern:

The new model of DS, "Nintendo DSi" will be released in Japan on November 1st

Nintendo Co., Ltd. (Minami-ku, Kyoto. President: Satoru Iwata) is to release for the Japanese market the "Nintendo DSi" on November 1st, 2008 at an MSRP of ¥18,900-, as the third in the series of "Nintendo DS" portable game machines, following the "Nintendo DS Lite".

The "Nintendo DSi" has advanced portability by getting thinner by 2.6mm (approximately 12%) with almost the same width and length of the Nintendo DS Lite. In spite of that, its dual LCD screens have widened from 3.0 inches to 3.25 inches (17% increase in area). And software installed in the built-in memory includes "Nintendo DSi Camera" using new built-in camera functions with 300,000 pixels and an SD memory card slot, and "Nintendo DSi Sound", a music player that people can enjoy in a way that has never existed before. Online communication function is also equipped, by downloading "Nintendo DSi Browser" to the built-in memory from the "Nintendo DSi Shop" distributed on our site free of charge, and you can browse web sites anywhere where Nintendo Wi-Fi Connection is accessible. What's more, by paying for and downloading "Nintendo DSi Ware" (not only game software, but also practical applications like an electronic calculator are planned) which we are planning to launch, you can enhance the functionality of the Nintendo DSi to construct a DS full of functions tailored to your needs and likes.

Sales figures for the "Nintendo DS" and the "Nintendo DS Lite" as of the end of this June are 22.97 million units domestically and 77.54 million units at worldwide, and demonstrate them as the fastest-selling portable video game machine ever in the world's major markets. As an effort of our continuous campaign to reach the ultimate target, "From one game machine for each household to one game machine for each person", we are going to release this "Nintendo DSi" which contains all of the functions mentioned above to realize the fun of creating "your own DS".

For more detailed information, please see the attached comparison table between the "Nintendo DSi" and the "Nintendo DS Lite".

And please be informed that due to the newly equipped functions of the Nintendo DSi, in order to make it as light weight as possible, the Game Boy Advance cartridge slot has been removed on the "Nintendo DSi" which the "Nintendo DS" and the "Nintendo DS Lite" have. Thus Game Boy Advance games and Nintendo DS games which utilize that slot are no longer playable on the Nintendo DSi.

Outside Japan, the "Nintendo DSi" is to be released in the calendar year of 2009.

[End]

Comparison table

	Nintendo DSi	Nintendo DS Lite
LCD size	3.25 inches	3.0 inches
LCD specification	Permeative TFT Color LCD (260,000 colors can be displayed)	Permeative TFT Color LCD (260,000 colors can be displayed)
Size (folded)	Width 137.0mm Length 74.9mm Thickness 18.9mm (Stylus' Length Approx. 92mm)	Width 133.0mm Length 73.9mm Thickness 21.5mm (Stylus' length Approx. 87.5mm)
Power source	AC adapter for Nintendo DSi Exclusive Battery Pack	AC adapter for Nintendo DS Lite Exclusive Battery Pack
Weight	Approx. 214g (Including battery pack and stylus)	Approx. 218g (Including battery pack, stylus, GBA slot cover)
Required time for battery charge	Approx. 2.5 hours	Approx. 3 hours
Battery duration * Depending on the use of software	With the lowest brightness: Approx. 9~14 hours With the lower brightness; Approx. 8~12 hours With the normal brightness: Approx. 6~9 hours With the higher brightness: Approx. 4~6 hours With the highest brightness: Approx. 3~4 hours	With the lowest brightness: Approx. 15~19 hours With the lower brightness; Approx. 10~15 hours With the higher brightness: Approx. 7~11 hours With the highest brightness: Approx. 5~8 hours
Playable software	Nintendo DS software Nintendo DSi software	Game Boy Advance software Nintendo DS software
Input ant output terminals	DS card slot SD memory card slot AC adapter connector Stereo headphone/ microphone connector	DS card slot Game Boy Advance cartridge slot AC adapter connector Stereo headphone/ microphone connector

CONSOLIDATED FINANCIAL HIGHLIGHTS

October 30, 2008

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Consolidated Results for the Six Months Ended September 2007 and 2008

(1) Consolidated operating results

(Amounts below one million are rounded down)

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income
	million yen	million yen	million yen	million yen
Six months ended Sept. 30, '08	836,879	252,183	237,306	144,828
Six months ended Sept. 30, '07	694,803	188,784	215,376	132,421

	Net income per share
	yen
Six months ended Sept. 30, '08	1,132.46
Six months ended Sept. 30, '07	1,035.36

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Sept. 30, '08	1,832,151	1,228,466	67.0	9,605.04
As of Mar. 31, '08	1,802,490	1,229,973	68.2	9,616.69

Dividends

	Dividend per share			
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-end
	yen	yen	yen	yen
Year ended Mar. 31, '08	-	140.00	-	1,120.00
Year ending Mar. 31, '09	-	660.00	—	—
Year ending Mar. 31, '09 (forecast)	—	—	-	970.00

	Dividend per share
	Annual
	yen
Year ended Mar. 31, '08	1,260.00
Year ending Mar. 31, '09	—
Year ending Mar. 31, '09 (forecast)	1,630.00

1. Consolidated Operating Results

Net sales for this six-month period ended September 30, 2008 were 836.8 billion yen. Operating income, income before income taxes and extraordinary items and net income were 252.1 billion yen, 237.3 billion yen and 144.8 billion yen, respectively.

Within the electronic entertainment products division, in the hand-held device business, "Nintendo DS" continued to enjoy robust sales in the US and Europe compared with the same period a year ago. Worldwide unit sales of "Nintendo DS" hardware were 13.73 million units for the first six months of this fiscal year and have reached 84.33 million units life-to-date. "Nintendo DS" software, "Pokémon Platinum" was released in Japan and sales exceeded one million units in the first three days immediately after launch. "Pokémon Mystery Dungeon: Explorers of Darkness/Explorers of Time" was released in the US and Europe and made a strong contribution to sales in the category. In addition, licensee titles which sold over one million units also increased. Worldwide sales of "Nintendo DS" software were 85.02 million units in the first six months of this year and have reached 454.63 million units life-to-date.

In the console business, "Wii" hardware has displayed increasing popularity in the US and Europe and has sold a total of 10.1 million units worldwide in the first two quarters of this year and 34.55 million units life-to-date. Regarding "Wii" software, "Mario Kart Wii", which allows players to feel as if they were actually driving with a wheel shaped "Wii Wheel" controller, and "Wii Fit", which allows players to enjoy exercise with their families, had favorable receptions. In addition, long-term selling titles such as "Wii Play", various licensee titles, as well as various other types of games have continued to enjoy robust sales. Thus, worldwide sales of "Wii" software in the first six months were 81.41 million units, a large increase from the same period in 2007. "Wii" software sales have reached 229.85 million units life-to-date.

Net sales in the electronic entertainment products division were 835.4 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.4 billion yen.

With regard to results by geographic segment, sales in Japan were 869.6 billion yen including inter-segment sales of 767.6 billion yen. Operating income was 292.8 billion yen. Sales in the Americas were 331 billion yen including inter-segment sales of 1 billion yen. Operating income was 17.5 billion yen. Sales in Europe were 361.9 billion yen including inter-segment sales of 5 million yen. Operating income was 16.7 billion yen.

2. Consolidated Financial Position

During this half-year period ended September 30, 2008, total assets increased by 29.6 billion yen compared to the previous fiscal year-end to 1,832.1 billion yen, mostly due to the rise of finished goods inventory in advance of the holiday season sales. Total liabilities also increased by 31.1 billion yen compared to the previous fiscal year-end to 603.6 billion yen primarily due to the rise of notes and trade accounts payable.

3. Consolidated Financial Forecast

Nintendo will continue to pursue expansion of the gaming audience and provide products that offer unique entertainment that puts smiles on the faces of people of all ages and genders.

To accelerate current sales momentum of "Nintendo DS" to "must-have for everyone", Nintendo has announced a new handheld device, "Nintendo DSi" which will launch on November 1, 2008, in Japan. "Nintendo DSi" has built-in memory and allows players to customize their own "Nintendo DSi" as they like (called "My DS"). Regarding "Wii", Nintendo is developing software which will attract both novice players and skilled game players and is creating peripheral accessories which will provide players with new entertainment.

With respect to consolidated earnings forecasts, please refer to "Notice of Financial Forecast Modifications" released today. Assumed exchange rates are as follows: 100 yen per U.S. dollar, and 140 yen per euro. For full-year sales unit forecast, please take a look at page 11.

(Application of accounting standard for lease transactions)	Finance lease transactions without title transfer were formerly accounted for in accordance with the method used for ordinary lease transactions. Effective with the first quarter ended June 30, 2008, the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13) and "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16) were applied. Leased assets related to finance lease transactions without title transfer are depreciated on a straight-line basis, with the lease periods used as their useful lives and no residual value. The change in accounting method does not impact operating income, income before income taxes and extraordinary items, or income before income taxes and minority interests. The accounting treatment for finance lease transactions without title transfer which took place before this new rule was applied remains the same (in accordance with the method applied for ordinary operating lease transactions).
(Application of practical solution on unification of accounting policies applied to foreign subsidiaries for consolidated financial statements)	Effective from the first quarter ended June 30, 2008, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ PITF No. 18) has been applied. Accordingly, some revisions are made to the consolidated accounts as necessary. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

million yen

Description	As of September 30, 2008 Amount	As of March 31, 2008 Amount
(Liabilities)		
I Current liabilities		
Notes and trade accounts payable	358,573	335,820
Accrued income taxes	115,482	112,450
Allowances	2,207	1,848
Other current liabilities	118,049	117,103
Total current liabilities	**594,312**	**567,222**
II Non-current liabilities		
Allowances	4,692	4,506
Other non-current liabilities	4,679	786
Total non-current liabilities	**9,371**	**5,293**
Total liabilities	**603,684**	**572,516**
(Net assets)		
I Owners' equity		
Common stock	10,065	10,065
Additional paid-in capital	11,688	11,640
Retained earnings	1,383,101	1,380,430
Treasury stock	(156,425)	(156,184)
Total owners' equity	**1,248,430**	**1,245,951**
II Valuation and translation adjustments		
Unrealized gains on other securities	4,758	5,418
Translation adjustments	(24,835)	(21,495)
Total valuation and translation adjustments	**(20,077)**	**(16,077)**
III Minority interests	**114**	**98**
Total net assets	**1,228,466**	**1,229,973**
Total liabilities and net assets	**1,832,151**	**1,802,490**

(Reference)

[Summary] Consolidated Statement of Income

million yen

Description	Six months ended September 30, 2007 Amount
I **Net sales**	694,803
II **Cost of sales**	413,048
Gross margin	**281,754**
III **Selling, general, and administrative expenses**	92,969
Operating income	**188,784**
IV **Other income**	**27,259**
Interest income	20,891
Foreign exchange gains	2,149
Other	4,218
V **Other expenses**	**666**
Sales discount	510
Other	156
Income before income taxes and extraordinary items	**215,376**
VI **Extraordinary gains**	**3,885**
VII **Extraordinary losses**	**1,623**
Income before income taxes and minority interests	**217,639**
Income taxes and enterprise taxes	97,398
Income taxes deferred	(12,103)
Minority interests	(76)
Net income	**132,421**

(3) Consolidated sales units, number of new titles, and sales unit forecast

Sales units in ten thousands
Number of new titles released

			Actual Apr.-Sept. '07	Actual Apr.-Sept. '08	Life-to-date	Forecast Apr. '08-Mar. '09
Game Boy Advance	Hardware	Japan	7	3	1,691	
		The Americas	55	(0)	4,164	
		Other	39	27	2,280	
		Total	102	30	8,136	
	Software	Japan	22	11	7,283	
		The Americas	487	34	21,723	
		Other	129	2	8,706	
		Total	638	47	37,713	
	New titles	Japan	-	-	786	
		The Americas	18	-	1,021	
		Other	11	-	921	
Nintendo DS	Hardware	Japan	368	132	2,371	
		The Americas	432	524	2,763	
		Other	535	717	3,299	
		Total	1,335	1,373	8,433	3,050
	Software	Japan	2,001	1,375	12,875	
		The Americas	2,440	3,640	15,959	
		Other	3,109	3,488	16,628	
		Total	7,550	8,502	45,463	20,700
	New titles	Japan	207	214	1,117	
		The Americas	121	172	739	
		Other	138	202	806	
Wii	Hardware	Japan	167	101	691	
		The Americas	309	458	1,519	
		Other	257	451	1,245	
		Total	733	1,010	3,455	2,750
	Software	Japan	577	570	2,676	
		The Americas	1,900	4,288	12,225	
		Other	1,220	3,283	8,084	
		Total	3,697	8,141	22,985	20,000
	New titles	Japan	36	42	195	
		The Americas	67	96	337	
		Other	47	79	308	

[Notes]

1 New titles-Other include new titles in the European and Australian markets.

2 Sales units, number of new titles figures for Wii do not include quantity of the Virtual Console and WiiWare titles.

3 Software forecast figures do include quantity bundled with hardware for the results ended September 30, 2008, however, software forecast figures in and after October 2008 do not include quantity bundled with hardware.

(4) Balance of assets and liabilities in major foreign currencies without exchange contract (non-consolidated)

million U.S. dollars/euros

		Ending balance as of Sept. 30, '08	Ave. exchange rate Apr.-Sept. '08	Exchange Rate as of Sept. 30, '08	Est. exchange rate as of Mar. 31, '09
US$	Cash and deposits	1,857	US$1.00=	US$1.00=	US$1.00=
US$	Trade accounts receivable	1,854	¥106.11	¥103.57	¥100.00
US$	Trade accounts payable	513			
EUR	Cash and deposits	2,320	EUR1.00=	EUR1.00=	EUR1.00=
EUR	Trade accounts receivable	1,262	¥162.68	¥149.05	¥140.00

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

October 30, 2008

Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009) as set forth in the "Notice of Financial Forecast Modifications" dated August 29, 2008 as follows.

1. Consolidated financial forecast modifications

Financial forecast modifications for the year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income	Net income per share
Previous forecast (A) announced on Aug. 29, 2008	2,000,000	650,000	700,000	410,000	3,205.94
Modified forecast (B)	2,000,000	630,000	580,000	345,000	2,697.69
Net increase/decrease (B-A)	-	(20,000)	(120,000)	(65,000)	-
Net increase/decrease percentage	-	(3.1)	(17.1)	(15.9)	-
Year ended March 31, 2008	1,672,423	487,220	440,807	257,342	2,012.13

2. Reason for modifications

Sales unit forecast was revised due to robust sales of both "Nintendo DS" (a handheld gaming device) and "Wii" (a home gaming console). Considering recent trends in foreign currency exchanges, assumed exchange rates were revised as follows: 100 yen per U.S. dollar (previous rate: 105 yen), 140 yen per euro (previous rate: 160 yen). As a result, operating income, income before income taxes and extraordinary items, and net income for the fiscal year ending March 31, 2009 were changed.

With respect to revised sales unit forecast for the year ending March 31, 2009 (April 1, 2008 - March 31, 2009), please refer to page 11 in "Consolidated Results for the Six Months Ended September 2007 and 2008" released today (on October 30, 2008).

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

In addition, the number of outstanding shares used for calculating "Net income per share" is the estimated average number of outstanding shares for the fiscal year.

Nintendo®

October 30, 2008

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Dividend (End of 2nd quarter) and Dividend Forecast Modifications

At the company board meeting held on October 30, 2008, Nintendo Co., Ltd. (the "Company") hereby resolved to pay the interim (at the end of 2nd quarter) dividend, based on September 30, 2008, as follows. In addition, the Company modifies its dividend forecast for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009) announced on August 29, 2008, as follows.

1. Description of dividend

	Dividend decided	Most recent dividend forecast (Announced on Aug. 29, 2008)	Last year's dividend (Six months through 9/30/2007)
Record date	September 30, 2008	September 30, 2008	September 30, 2007
Dividend per share	660 yen	640 yen	140 yen
Total dividend payment	84,404 million yen	—	17,905 million yen
Effective date	December 1, 2008	—	December 3, 2007
Source	Retained earnings	—	Retained earnings

2. Dividend forecast modifications for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

yen

	Dividend per share		
	End of 2nd quarter	Year-end	Annual
Previous forecast announced on Aug. 29, 2008	640	1,040	1,680
Modified forecast		970	1,630
Year ending Mar. 31, 2009	660		
Year ended Mar. 31, 2008	140	1,120	1,260

3. Reason for modifications

The interim (at the end of 2nd quarter) dividend per share, in accordance with the policy announced on August 29, 2008, is calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the six-month period rounded up to the 10 yen digit. As a result, the dividend per share is 660 yen.

If actual financial results are in line with our modified forecasts, "Notice of Financial Forecast Modifications" announced today (on October 30, 2008), the annual and year-end dividends per share for the fiscal year ending March 31, 2009 are expected to be 1,630 yen and 970 yen, respectively.

※Note

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

Nintendo Co., Ltd.

Financial Results Briefing for the Six-Month Period Ended September 2008

(Briefing Date: 2008/10/31)

Supplementary Information

[Note]

Forecasts announced by Nintendo Co., Ltd. herein are prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast and other forecasts).

Quarterly Consolidated Statements of Income Transition

million yen

	FY3/2008			FY3/2009		
	1Q	2Q	Total	1Q	2Q	Total
Net sales	340,439	354,363	694,803	423,380	413,499	836,879
Cost of sales	201,336	211,712	413,048	243,691	226,140	469,831
Gross margin	139,103	142,651	281,754	179,688	187,359	367,048
(Gross margin ratio)	(40.9%)	(40.3%)	(40.6%)	(42.4%)	(45.3%)	(43.9%)
Selling, general, and administrative expenses	48,471	44,497	92,969	60,496	54,368	114,864
Operating income	90,631	98,153	188,784	119,192	132,991	252,183
(Operating income ratio)	(26.6%)	(27.7%)	(27.2%)	(28.2%)	(32.2%)	(30.1%)
Other income	41,144	−13,885	27,259	58,251	−37,723	20,528
(of which foreign exchange gains)	(29,032)	(−26,882)	(2,149)	(47,844)	(−47,844)	(−)
Other expenses	326	340	666	551	34,853	35,404
(of which foreign exchange losses)	(−)	(−)	(−)	(−)	(33,584)	(33,584)
Income before income taxes and extraordinary items	131,449	83,926	215,376	176,892	60,414	237,306
(Income before income taxes and extraordinary items ratio)	(38.6%)	(23.7%)	(31.0%)	(41.8%)	(14.6%)	(28.4%)
Extraordinary gains	649	3,236	3,885	3,625	−1,665	1,959
Extraordinary losses	15	1,608	1,623	52	40	92
Income before income taxes and minority interests	132,084	85,555	217,639	180,464	58,708	239,172
Income taxes	51,898	33,395	85,294	73,101	21,228	94,329
Minority interests	−66	−10	−76	96	−80	15
Net income	80,251	52,169	132,421	107,267	37,561	144,828
(Net income ratio)	(23.6%)	(14.7%)	(19.1%)	(25.3%)	(9.1%)	(17.3%)

Consolidated Sales Units of "Wii" (FY3/2009)

1. Hardware

units in ten thousands



300
250
200
150
100
50
0

	1Q	2Q
Japan	53	48
The Americas	250	208
Other	215	237

2. Software

units in ten thousands



2,500
2,000
1,500
1,000
500
0

	1Q	2Q
Japan	390	180
The Americas	1,934	2,353
Other	1,716	1,567

Foreign Currency Transaction Information

Consolidated Net Sales in Foreign Currencies

	FY3/2009 1Q	FY3/2009 2Q	FY3/2008 Full Year
U.S. Dollar	1.4 billion	2.8 billion	5.2 billion
Euro	1.1 billion	2.2 billion	3.8 billion

Non-Consolidated Purchases in U.S. Dollars

	FY3/2009 1Q	FY3/2009 2Q	FY3/2008 Full Year
	0.8 billion	1.8 billion	2.1 billion

Average Exchange Rates

yen

	FY3/2009 1Q	FY3/2009 2Q	FY3/2008 Full Year
1 U.S. Dollar=	104.55	106.11	114.28
1 Euro=	163.43	162.68	161.52

Balance of Assets and Liabilities in Major Foreign Currencies without Exchange Contract (Non-Consolidated)

million dollars/euros

	FY3/2009 2008/6/30	FY3/2009 2008/9/30	FY3/2008 2008/3/31
Cash and deposits (U.S.$)	1,843	1,857	3,625
Trade accounts receivable (U.S.$)	1,388	1,854	1,253
Trade accounts payable (U.S.$)	510	513	260
Cash and deposits (Euro)	1,330	2,320	1,728
Trade accounts receivable (Euro)	1,025	1,262	1,027

Exchange Rates

yen

	FY3/2009 2008/6/30	FY3/2009 2008/9/30	FY3/2008 2008/3/31
1 U.S. Dollar=	106.42	103.57	100.19
1 Euro=	168.07	149.05	158.19

Launch Schedule of Primary NINTENDO Products by Region (Oct. 2008～)

Region	Category	Nintendo DS Title	Launch Date	Wii Title	Launch Date
Japan	(Hardware)	Nintendo DSi	2008/11/1		
	(Software)	Wagamama Fashion Girls Mode	2008/10/23	Wii Music	2008/10/16
		Aruite Wakaru Seikatsu Rhythm DS	2008/11/1	Animal Crossing: City Folk	2008/11/20
		Kirby Super Star Ultra	2008/11/6	Wii de Asobu Donkey Kong Jungle Beat	2008/12/11
		Personal Trainer: Cooking	2008/12/4	Wii de Asobu Pikmin	2008/12/25
		Tomodachi Collection (Temp.)	2009	Wii Sports Resort	2009 Spring
		Famicom Wars DS2 (Temp.)	2009	Another Code: R Kioku no Tobira	2009
		Mario & Luigi RPG 3 (Temp.)	2009	Sin & Punishment 2 (Temp.)	2009
		Made in Ore	2009	Punch-Out!!	2009
		Rittai Picross (Temp.)	2009	100 Go de Start! Eikaiwa (Temp.)	2009
		DS Uranai Seikatsu	2009	Hoshi no Kirby (Temp.)	2009
				Minna ga Shuyaku no NHK Kohaku Quiz Gassen (Temp.)	2009
				Wii de Asobu Pikmin 2	2009
				Wii de Asobu Mario Tennis GC	2009
The United States	(Hardware)	Nintendo DSi	2009		
	(Software)	Pokémon Ranger: Shadows of Almia	2008/11/10	Wii Music	2008/10/20
		Personal Trainer: Cooking	2008/11/24	Animal Crossing: City Folk	2008/11/16
		Fire Emblem: Shadow Dragon	CY2009 1st Half	Wii Sports Resort	2009 Spring
		Personal Trainer: Walking (Temp.)	CY2009 1st Half	Punch-Out!! (Temp.)	CY2009 1st Half
		Rhythm Heaven	CY2009 1st Half	Sin & Punishment 2 (Temp.)	2009
		Mario & Luigi RPG 3 (Temp.)	2009	Mario Tennis (GameCube Port) (Temp.)	TBA
		Pokémon Platinum	TBA	Pikmin (GameCube Port) (Temp.)	TBA
Europe	(Hardware)	Nintendo DSi	2009		
	(Software)	Pokémon Ranger: Shadows of Almia	2008/11/21	Disaster: Day of Crisis	2008/10/24
		Fire Emblem: Shadow Dragon	2008/12/5	Wii Music	2008/11/14
		Mystery Case Files	Early 2009	Animal Crossing: Let's Go to the City	2008/12/5
		Pokémon Platinum	TBA	Wii Sports Resort	2009 Spring

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different within the United States and Europe regions depending on territories or countries.

URL Reference

The URLs listed below include information such as earnings releases and other information which helps you to understand the Company's view and directions.

■IR information

http://www.nintendo.co.jp/ir/en/index.html

◆IR events http://www.nintendo.co.jp/ir/en/library/events/index.html

- Financial Results Briefing (for the Fiscal Year Ended March 2008) (2008/4/25)
- Financial Results Briefing (for the Nine Months Ended December 2007) (2008/1/25)
- Corporate Management Policy Briefing / Financial Results Briefing (for the Six Months Ended September 2007) (2007/10/26)
- Financial Results Briefing (for the Fiscal Year Ended March 2007) (2007/4/27)
- Corporate Management Policy Briefing (2006/6/7)

■Other information

- Nintendo Conference Fall 2008 (2008/10/2)
  Keynote Address by the President (web cast)
  http://www.irwebcasting.com/081002/34/36e60ea959/d4c5000436_hi.html
  Keynote Address by the President (text)
  http://www.nintendo.co.jp/n10/conference2008fall/presen/e/index.html
  Wii Music Presentation (web cast)
  http://www.irwebcasting.com/081002/52/5232b47438/lijasf39ho8w_hi.html
- Nintendo Conference Fall 2007 (2007/10/10)
  http://www.nintendo.co.jp/n10/conference2007fall/e/index.html
- President's speech at Foreign Correspondents' Club of Japan (2006/12/7)
  http://www.nintendo.co.jp/n10/061207/en/index.html
- Iwata asks: Wii Music
  http://us.wii.com/iwata_asks/wii_music/vol1_page1.jsp
- Iwata asks: Wii Fit
  http://us.wii.com/wii-fit/iwata_asks/vol1_page1.jsp
- Iwata asks
  http://www.nintendo.com/wii/what/iwataasks/volume-1/part-1/

*Availability may change without notice.

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